

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 8, 2017

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

> Re: Smart Trust 304
>   File Nos. 333-215493 and 811-21429

Dear Mr. Anderson:

On January 10, 2017, you filed a registration statement on Form S-6 for Smart Trust 304 (Morningstar US Dividend Yield Focus 50 Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Principal Investment Strategy (Page A-3)

1. Inasmuch as the name of the Trust includes "50", please disclose that the Trust will hold at least 50 securities. *See* Section 35(d) of the Investment Company Act of 1940.

2. Please add disclosure of the Trust's market capitalization policy (*e.g.*, whether it invests in companies with small market capitalizations) and please add any corresponding risks of such investments to the Principal Risk Considerations section.

3. The third sentence of the third paragraph states that the Index is comprised of "qualified income" paying securities. Please disclose the meaning of "qualified income".

4. The subheadings on page A-4 are "Index Eligibility" and "Index Selection", but each of these subsections describes a different index. Please add the name of the relevant index in the subheading for each description of index methodology (*e.g.*, "US Market Index Eligibility").

5. The first sentence under "Index Selection" states that the US Market Index is constructed by selecting the largest stocks that constitute 97% of market capitalization of the investable universe. Inasmuch as this sentence describes the process for selecting constituents of the US Market Index instead of the Morningstar US Dividend Yield Focus 50 Index, please

move this disclosure to the "Index Eligibility" section, which describes the selection process for the US Market Index.

6. The first sentence of the second paragraph under "Index Selection" states that the constituents of the Morningstar US Dividend Yield Focus 50 Index must meet certain criteria, applied only to the "'survivors' of the criteria applied previously". Please clarify which criteria are applied previously to determine the survivors, and in what order these criteria are applied.

7. The second sentence under "Constituent Weights" states that the maximum weight of an individual Morningstar sector is capped at 40%. If the Trust will concentrate in any industry, please disclose that the Trust will be so concentrated and please add the corresponding risks of those industries to the Principal Risk Considerations section.

GENERAL COMMENTS

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.

* * * * * * *

In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel